UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Aviat Networks, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

05366Y201

(CUSIP Number)

Reiko Tanaka (Director, Legal Department)

NEC Corporation
7-1, Shiba 5-chome Minato-ku

Tokyo 108-8001

Japan

+81 3 3454 1111

with a copy to:

Nick Wall

Allen & Overy Gaikokuho Kyodo Jigyo Horitsu Jimusho

JP Tower 22F, 2-7-2 Marunouchi, Chiyoda-ku

Tokyo 100-7022

Japan

+81 3 6747 4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05366Y201
1	Name of Reporting Persons NEC Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 736,750

	8	Shared Voting Power Not applicable

	9	Sole Dispositive Power 736,750

	10	Shared Dispositive Power Not applicable

11	Aggregate Amount Beneficially Owned by Each Reporting Person 736,750

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person CO

Item 1. Security and Issuer

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Aviat Networks, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Parker Drive, Suite C100A, Austin, TX 78728. Percentages in this Statement are calculated assuming 11,720,047 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2023.

As of November 30, 2023, as reflected in this Statement, NEC Corporation, a joint stock corporation incorporated in Japan (“NEC”) beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.  Identity and Background

Item 2.  (a) – (c) and (f)

This Statement is being filed by NEC Corporation, a joint stock corporation incorporated in Japan.

The principal address of NEC is 7-1, Shiba 5-chome Minato-ku, Tokyo 108-8001, Japan.

NEC is a provider of technology systems and network infrastructure (including hardware and software solutions and consulting on matters such as server infrastructure, operation management software and wireless access networks) for government entities, communications service providers and other business enterprises in Japan and overseas markets. NEC also invests in the development of new technologies and solutions, including AI and big data analytics as well as biometric technology infrastructure.

Item 2.  (d) – (e)

During the last five years, NEC (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 30, 2023 (“Completion”), pursuant to that certain Master Sale of Business Agreement, dated as of May 9, 2023, by and among the Issuer and NEC and attached hereto as Exhibit 99.1, as amended on November 30, 2023 and attached hereto as Exhibit 99.2 (the “Purchase Agreement”), NEC acquired 736,750 shares of Common Stock (the “Stock Consideration”) and cash consideration in exchange for certain assets and liabilities from NEC relating to NEC’s wireless backhaul business (the “Transaction”).

Item 4.  Purpose of Transaction

Pursuant to the Purchase Agreement, from Completion and for a period of two years thereafter, for so long as NEC retains at least 50% of the Stock Consideration issued to it on Completion (subject to certain adjustments), NEC will have the right to require the Issuer to nominate and take such steps within its control to have elected to the Issuer’s board of directors at the annual general meeting of the Issuer’s stockholders an individual designated by NEC, subject to certain limitations.

NEC continuously evaluates the businesses and prospects of the Issuer and its subsidiaries, and all other factors deemed relevant in determining whether additional securities of the Issuer or its subsidiaries will be acquired or disposed by it.

Except as otherwise disclosed herein, NEC currently has no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, NEC may consider such matters and, subject to applicable law and any limitations in the definitive agreement described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, NEC may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The percentages of beneficial ownership in this Statement are based on an aggregate of 11,720,047 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2023.

The aggregate number of shares of Common Stock beneficially owned by NEC and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

(c) Except for the transactions described in this Statement, including those described in Item 3 above, there have been no transactions in Common Stock that were effected during the past sixty days by the Reporting Persons.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Registration Rights Agreement

On November 30, 2023 in connection with the closing of the Transaction, the Issuer and NEC entered into that certain Registration Rights Agreement, dated as of November 30, 2023 and attached hereto as Exhibit 99.3 (the “Registration Rights Agreement”), pursuant to which NEC and was granted customary registration rights to, among other things, require the Issuer to register, at its expense, shares of Common Stock.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

99.1	Master Sale of Business Agreement, dated as of May 9, 2023, by and between the Issuer and NEC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 9, 2023).

99.2	Amendment to Master Sale of Business Agreement, dated as of November 30, 2023, by and between the Issuer and NEC (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2023).

99.3	Registration Rights Agreement, dated as of November 30, 2023, by and between the Issuer and NEC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2023).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:     December 6, 2023

NEC CORPORATION

By:	/s/ Shigeki Iwata
Name: Shigeki Iwata
Title: Senior Director, Legal Department